FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 11

to

ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2021

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
Title of issue	which registration	exchanges on
	is effective	which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Martine Hébert
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Catherine M. Clarkin	Alain Bélanger
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390, boulevard Charest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2021 (the “Annual Report”) as follows:

The following additional exhibit is hereby added to the Annual Report:

Exhibits:

(99.14)	Section H - “The Québec economy: Recent developments and outlook for 2022 and 2023” from “Budget 2022-2023 - Your Government - Budget Plan - March 2022”, March 22, 2022.
(99.15)	Section I - “Québec’s Financial Situation” from “Budget 2022-2023 - Your Government - Budget Plan - March 2022”, March 22, 2022.
(99.16)	Section J - “The Québec Government’s Debt” from “Budget 2022-2023 - Your Government - Budget Plan - March 2022”, March 22, 2022.
(99.17)	Excerpts from “Budget Speech 2022-2023”, March 22, 2022:

-Québec government - Summary of budgetary transactions - Preliminary results for 2021-2022 (table 1);
-Québec government - Summary of budgetary transactions - Forecasts for 2022-2023 (table 2);
-Québec government - Revenue - Forecasts for 2022-2023 (table 3);
-Québec government - Expenditure - Forecasts for 2022-2023 (table 4);
-Québec government - Expenditure by portfolio - Forecasts for 2022-2023 (table 5).

(99.18)	Section C - “Report on the application of the legislation respecting a balanced budget and the Generations Fund” of “Additional Information” from “Budget 2022-2023 - Your Government - Budget Plan - March 2022”, March 22, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 11 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Alain Bélanger
Name:	Alain Bélanger
Title:	Assistant Deputy Minister

Date: March 28, 2022